Exhibit 99.1

FOR IMMEDIATE RELEASE

Investor Relations:	Media Relations:
Chris Burns Ph: + 1-800-252-3526 David Marshall Ph: 353-1-709-4444	Emer Reynolds Ph: + 353-1-709-4022 Jonathan Birt Ph: +44-786-036-1746 Jamie Tully Ph: +1-212-687-8080

ELAN REPORTS THIRD QUARTER 2013 FINANCIAL RESULTS

Dublin, Ireland, October 24, 2013 - Elan Corporation, plc (NYSE:ELN) today reported its third quarter and first nine months 2013 financial results.

“We remain focused on presenting the proposed acquisition of Elan by Perrigo to our shareholders at the shareholder meetings in November. In parallel, we continue to manage our company as we have done in quarters and years past. We remain on track to close the previously announced transaction by the end of 2013,” said Mr. Kelly Martin, Chief Executive Officer.

Mr. Martin added, “The anticipated successful completion of the acquisition by Perrigo will bring to a close more than 40 years of proud and independent history for Elan in Ireland. Many people have contributed to Elan over those years and through their collective efforts, Elan was an enterprise whose mission was to advance science and ultimately have a positive impact on patients. Through the myriad of all the various twists and turns, the company and its employees never lost sight of the mission - to help patients lead better lives”.

Mr. Nigel Clerkin, chief financial officer, said, “as we move towards the closing of the Perrigo transaction, we remain in a very strong financial position. We ended the quarter with almost $1.9 billion in cash and cash equivalents, and no debt. The net loss for the quarter of $13.8 million was impacted by costs associated with the Perrigo transaction. We recorded Adjusted EBITDA of $12.1 million for the third quarter, reflecting the first full quarter of the new royalty arrangements on Tysabri, as well as sustained cost discipline.”

Unaudited Consolidated U.S. GAAP Income Statement Data
Three Months Ended September 30			Nine Months Ended September 30
2012 US$m	2013 US$m		2012 US$m	2013 US$m
		Continuing Operations
—	48.6	Revenue (see page 7)	—	105.1
—	—	Cost of goods sold	0.2	—
—	48.6	Gross margin	(0.2)	105.1

		Operating Expenses (see page 7)
24.0	24.1	Selling, general and administrative	86.8	79.3
23.0	17.4	Research and development	73.5	59.0
107.7	11.4	Other net charges (see page 9)	109.6	127.6
154.7	52.9	Total operating expenses	269.9	265.9
(154.7)	(4.3)	Operating loss	(270.1)	(160.8)

		Net Interest and Investment Gains and Losses (see page 9)
15.0	(1.5)	Net interest (income)/expense	44.2	12.1
—	—	Net charge on debt retirements	—	140.2
145.8	10.1	Net loss on equity method investments	196.0	39.3
—	0.2	Net investment losses	—	0.2
160.8	8.8	Net interest and investment gains and losses	240.2	191.8

(315.5)	(13.1)	Net loss from continuing operations before tax	(510.3)	(352.6)
(16.2)	0.7	Provision for/(benefit from) income taxes	(46.3)	(14.2)
(299.3)	(13.8)	Net loss from continuing operations	(464.0)	(338.4)

		Discontinued Operations
69.4	—	Net income from discontinued operations, net of tax (see page 11)	173.8	2,676.6
(229.9)	(13.8)	Net income/(loss)	(290.2)	2,338.2

(0.51)	(0.03)	Basic and diluted net loss per ordinary share - continuing operations	(0.78)	(0.62)
0.12	—	Basic and diluted net income per ordinary share – discontinued operations	0.29	4.89
(0.39)	(0.03)	Basic and diluted net income/(loss) per ordinary share – total operations	(0.49)	4.27
592.9	512.4	Basic and diluted weighted average number of ordinary shares outstanding (in millions) – continuing and discontinued operations	591.8	547.9

Unaudited Non-GAAP Financial Information – Adjusted EBITDA

Three Months Ended September 30		Non-GAAP Financial Information Reconciliation Schedule	Nine Months Ended September 30
2012 US$m	2013 US$m		2012 US$m	2013 US$m

(229.9)	(13.8)	Net income/(loss)	(290.2)	2,338.2
		Net income/(loss) from discontinued operations:
(82.0)	—	Net income from Tysabri	(220.8)	(2,633.9)
12.6	—	Net loss from Prothena	26.7	0.5
—	—	Net (income)/loss from EDT/Alkermes	20.3	(43.2)
(299.3)	(13.8)	Net loss from continuing operations	(464.0)	(338.4)
15.0	(1.5)	Net interest (income)/expense	44.2	12.1
(16.2)	0.7	Provision for/(benefit from) income taxes	(46.3)	(14.2)
2.9	0.9	Depreciation and amortization	9.4	3.1
(0.2)	(0.1)	Amortized fees	(0.3)	(0.2)
(297.8)	(13.8)	EBITDA from continuing operations	(457.0)	(337.6)
5.7	4.2	Share-based compensation	24.8	16.5
107.7	11.4	Other net charges	109.6	127.6
145.8	10.1	Net loss on equity method investments	196.0	39.3
—	0.2	Net investment losses	—	0.2
—	—	Net charge on debt retirements	—	140.2
(38.6)	12.1	Adjusted EBITDA from continuing operations(1)	(126.6)	(13.8)

(1) A reconciliation of Adjusted EBITDA from discontinued operations to net income/(loss) from discontinued operations for the three and nine months ended September 30, 2012 and 2013  is set out in Appendix I and II.

To supplement its consolidated financial statements presented on a U.S. GAAP basis, Elan provides readers with Adjusted EBITDA, a non-GAAP measure of operating results. Adjusted EBITDA is defined as net loss from continuing operations plus or minus net income or loss from discontinued operations, net interest expense, provision for or benefit from income taxes, depreciation and amortization of costs and revenue, share-based compensation, other net charges, net loss on equity method investments, net investment losses and net charges on debt retirements. Adjusted EBITDA is not presented as, and should not be considered an alternative measure of operating results or cash flows from operations, as determined in accordance with U.S. GAAP. Elan’s management uses Adjusted EBITDA to evaluate the operating performance of Elan and its business and this measure is among the factors considered as a basis for Elan’s planning and forecasting for future periods. Elan believes Adjusted EBITDA is a measure of performance used by some investors, equity analysts and others to make informed investment decisions. Adjusted EBITDA is used as an analytical indicator of income generated to service debt and to fund capital expenditures. Adjusted EBITDA does not give effect to cash used for interest payments related to debt service requirements and does not reflect funds available for investment in the business of Elan or for other discretionary purposes. Adjusted EBITDA, as defined by Elan and presented in this press release, may not be comparable to similarly titled measures reported by other companies. A reconciliation of Adjusted EBITDA to net income/(loss) is set out in the table above titled, “Non-GAAP Financial Information Reconciliation Schedule”.

Unaudited Consolidated U.S. GAAP Balance Sheet Data

	December 31 2012 US$m	September 30 2013 US$m
Assets
Current Assets
Cash and cash equivalents	431.3	1,873.3
Restricted cash and cash equivalents — current	2.6	3.0
Investment securities — current	167.9	65.5
Held for sale assets	220.1	—
Deferred tax assets — current	380.9	1.0
Other current assets	206.7	75.4
Total current assets	1,409.5	2,018.2

Non-Current Assets
Intangible assets, net	99.0	97.6
Property, plant and equipment, net	12.7	8.0
Equity method investments	14.0	59.4
Investment securities — non-current	8.6	9.1
Deferred tax assets — non-current	64.6	8.9
Restricted cash and cash equivalents — non-current	13.7	0.9
Other assets	18.1	25.8
Total Assets	1,640.2	2,227.9

Liabilities and Shareholders’ Equity
Accounts payable, accrued and other liabilities	422.0	141.5
Long-term debt	600.0	—
Shareholders’ equity	618.2	2,086.4
Total Liabilities and Shareholders’ Equity	1,640.2	2,227.9

Movement in Shareholders’ Equity

Three Months ended September 30, 2013 US$m		Nine Months ended September 30, 2013 US$m
2,050.1	Opening shareholders’ equity	618.2
(13.8)	Net income for the period	2,338.2
4.2	Share-based compensation	17.4
12.3	Issuance of share capital	41.6
—	Unrealized movement on defined benefit pension plan	24.8
23.9	Increase in net unrealized gain on investment securities	24.6
(0.2)	Share repurchase and associated costs	(1,016.6)
9.9	Excess tax benefits from share based compensation	38.2
2,086.4	Closing shareholders’ equity	2,086.4

Unaudited Consolidated U.S. GAAP Cash Flow Data
Three Months Ended September 30			Nine Months Ended September 30
2012 US$m	2013 US$m		2012 US$m	2013 US$m

(38.6)	12.1	Adjusted EBITDA from continuing operations	(126.6)	(13.8)
99.8	—	Adjusted EBITDA from discontinued operations(1)	269.4	116.9
(15.6)	(9.8)	Net interest and tax(2)	(44.1)	(61.8)
(41.6)	(11.3)	Other net charges(3)	(43.1)	(166.6)
11.9	(54.8)	Working capital decrease/(increase)	(26.6)	(104.2)
15.9	(63.8)	Cash flows provided by/(used in) operating activities	29.0	(229.5)
(3.8)	(0.2)	Net purchases of tangible and intangible assets	(9.8)	(0.9)
(0.1)	(0.1)	Purchase of investments	(0.5)	(0.4)
—	—	Funding provided to equity method investment (Janssen AI)	(48.7)	(55.7)
		Net proceeds from sale of Alkermes plc shares	381.1	169.7
—	—	Proceeds from sale of Tysabri business	—	3,249.5
—	—	Purchase of equity method investment (Newbridge)	—	(40.0)
—	—	Receipt of deferred consideration (Prialt)	7.0	—
8.2	18.7	Cash provided by/(used in) financing activities(2)(4)	16.8	(1,663.1)
—	0.4	Restricted cash and cash equivalents movement	—	12.4
20.2	(45.0)	Net cash movement	374.9	1,442.0
626.4	1,918.3	Beginning cash balance	271.7	431.3
646.6	1,873.3	Cash and cash equivalents at end of period	646.6	1,873.3

 (1) A reconciliation of Adjusted EBITDA from discontinued operations to net income/(loss) from discontinued operations for the three and nine months ended September 30, 2012 and 2013  is set out in Appendix I  and II.
(2) Includes a non-cash reclassification from net interest and tax to cash used in financing activities of $9.9 million and $38.2 million of excess tax benefits from share based compensation for the three months ended September 30, 2013 and for the nine months ended September 30, 2013, respectively, related to the utilization of stock compensation net operating loss carryovers against the gain on sale of Tysabri.
(3) Includes cash other net charges of $133.9 million for the nine months ended September 30, 2013 in addition to cash transaction costs of $32.7 million related to the Tysabri Transaction.
(4) Includes share repurchase costs of $1,015.1 million and debt redemption costs of $727.8 million reduced by a non-cash reclassification to net interest and tax of excess tax benefits from share based compensation of $38.2 million and proceeds from the issue of share capital of $41.6 million for the nine months ended September 30, 2013.

Overview

The net loss for the third quarter of 2013 of $13.8 million relates entirely to continuing operations. The net loss of $229.9 million for the third quarter of 2012 includes a net loss from continuing operations of $299.3 million and net income from discontinued operations of $69.4 million related to the Tysabri and Prothena businesses (see page 11 and Appendix I).

The net income for the nine months ended September 30, 2013 of $2,338.2 million (2012: net loss of $290.2 million) includes a net loss from continuing operations of $338.4 million (2012: $464.0 million) (see page 8), and net income from discontinued operations of $2,676.6 million (2012: $173.8 million) related to the Tysabri, Prothena and EDT businesses (see page 11 and Appendix II).

Perrigo Company’s Acquisition of Elan

On July 29, 2013, Elan announced that, following a formal sale process, Perrigo Company (Perrigo) and Elan had entered into a definitive agreement under which Elan will be acquired by a new holding company incorporated in Ireland (New Perrigo).

Under the terms of the Transaction Agreement, at the closing of the acquisition, Elan shareholders will receive $6.25 in cash and 0.07636 shares of New Perrigo for each Elan share. Perrigo shareholders will receive one share of New Perrigo for each share of Perrigo that they own upon closing and $0.01 per share in cash. Immediately after the closing of the transaction, Perrigo shareholders are expected to own approximately 71% of the combined company while Elan shareholders are expected to own approximately 29%. Shares of New Perrigo will be registered with the U.S. Securities and Exchange Commission (the “SEC”) and are expected to trade on the New York Stock Exchange and the Tel Aviv Stock Exchange. It is expected that the transaction, which is subject to approval by Elan and Perrigo shareholders, will be completed by the end of 2013.

Continuing Operations

On April 2, 2013, Elan completed the previously announced Tysabri Transaction (see page 11). As a consequence of the Tysabri Transaction, the results of the Tysabri business for the period through April 2, 2013 are presented as a discontinued operation, and the comparative amounts have been restated to reflect this classification. The net income from the Tysabri discontinued operation includes the $2,540.2 million after-tax gain on the disposal of the Tysabri business.

Under the Tysabri Transaction agreement, the existing collaboration arrangements with Biogen Idec, Inc (Biogen Idec) terminated, Biogen Idec paid an upfront payment of $3.25 billion to Elan, and will pay continuing royalties on Tysabri in-market sales. The continuing royalties include a royalty of 12% of global net sales of Tysabri for 12 months from May 1, 2013. Thereafter, Elan will earn a royalty of 18% of global net sales up to $2.0 billion each year, and a 25% royalty on global net sales above $2.0 billion.

Quarter 3, 2013

Total revenue from continuing operations for the third quarter of 2013 of $48.6 million (2012: $Nil) is primarily comprised of a $48.1 million royalty of 12% of global net sales of Tysabri for the third quarter of 2013.

SG&A expenses of $24.1 million for the third quarter of 2013 are consistent with the expenses of $24.0 million for the same period of 2012.

R&D expenses decreased by 24% for the third quarter of 2013 to $17.4 million from $23.0 million for the same period of 2012. This decrease reflects the impact of the operations restructuring during the fourth quarter of 2012.

Adjusted EBITDA from continuing operations increased to $12.1 million for the third quarter of 2013, from Adjusted EBITDA losses of $38.6 million for the same period of 2012. Operating income excluding other net charges for the third quarter of 2013 was $7.1 million, compared to an operating loss excluding other net charges of $47.0 million for the third quarter of 2012. These improvements principally reflect the Tysabri royalty revenue in the third quarter of 2013 (2012: $Nil), and lower R&D expenses.

Nine months ended September 30, 2013

Adjusted EBITDA losses from continuing operations decreased to $13.8 million for the nine months ended September 30, 2013, from Adjusted EBITDA losses of $126.6 million for the same period of 2012, principally reflecting the Tysabri revenues recognized following the completion of the Tysabri Transaction on April 2, 2013 (2012: $Nil), and lower operating expenses.

SG&A expenses decreased by 9% to $79.3 million for the nine months ended September 30, 2013, from $86.8 million for the same period of 2012, primarily as a result of lower costs due to the closure of the South San Francisco facility during the first quarter of 2013.

R&D expenses decreased by 20% for the first half of 2013 to $59.0 million from $73.5 million for the same period of 2012. This decrease reflects the impact of the operations restructuring during the fourth quarter of 2012.

Clinical update

In September 2013, we announced the initiation of dosing in a Phase 2a study of ELND005 in Down syndrome. Study ELND005-DS201 will evaluate the safety and pharmacokinetics of two doses of ELND005 and placebo in young adults with Down syndrome without dementia, and will also include select cognitive and behavioral measures.

The ongoing ELND005 clinical program includes the Phase 2 Study AG201 in patients with Alzheimer’s disease, who are experiencing at least moderate levels of agitation/aggression and the safety extension Study AG251. ELND005 is also being studied as a maintenance treatment of Bipolar disease in an ongoing study BPD201.

Other net charges

Other net charges for the three and nine months ended September 30, 2013 and 2012 were as follows:

Three Months Ended September 30			Nine months Ended September 30
2012 US$m	2013 US$m		2012 US$m	2013 US$m
—	10.6	Transaction and other costs	—	90.4
31.6	0.8	Severance, restructuring and other costs	33.0	6.2
—	—	University of Cambridge donation	—	21.4
—	—	Intarcia investment	—	12.5
65.1	—	Facilities and other asset impairment charges	65.6	1.0
—	—	Defined benefit pension plan gain	—	(3.9)
11.0	—	In-process research and development	11.0	—
107.7	11.4	Total	109.6	127.6

Transaction and other costs of $10.6 million incurred during the third quarter of 2013 related to the acquisition of Elan by Perrigo. A severance and restructuring charge of $0.8 million incurred during the third quarter of 2013 related to the reduction in headcount following the completion of the Tysabri Transaction on April 2, 2013.

Net Interest and Investment Gains and Losses

Net loss on equity method investments

The losses on equity method investments for the three and nine months ended September 30, 2013 and 2012 can be analyzed as follows:

Three Months Ended September 30			Nine Months Ended September 30
2012 US$m	2013 US$m		2012 US$m	2013 US$m
27.7	7.6	Janssen AI	76.0	32.7
117.3	—	Impairment of Janssen AI	117.3	—
—	1.7	Newbridge	—	4.1
0.8	0.8	Proteostasis	2.7	2.5
145.8	10.1	Total	196.0	39.3

Janssen AI

As part of Elan’s 2009 transaction with Johnson & Johnson, Janssen AI, a subsidiary of Johnson & Johnson, acquired substantially all of Elan’s assets and rights related to its Alzheimer’s Immunotherapy Program (AIP) collaboration with Wyeth (which has been acquired by Pfizer). Under the terms of this transaction, Johnson & Johnson provided an initial $500.0 million funding to Janssen AI and Elan has a 49.9% shareholding in Janssen AI. Any additional funding in excess of the initial $500.0 million funding commitment is required to be funded equally by Elan and Johnson & Johnson up to a maximum additional commitment of $400.0 million in total.

Elan recorded a net loss of $7.6 million on the equity method investment during the third quarter of 2013, relating to its share of the losses of Janssen AI. Elan’s remaining funding commitment to Janssen AI is $67.4 million.

Newbridge

In April 2013, Elan invested $40.0 million in Newbridge Pharmaceuticals Limited (Newbridge) in return for a 48% equity stake in the company. Elan has an option to acquire the company for a further approximately $243 million, between January 2014 and March 2015. The net loss recorded on the equity method investment in the third quarter of 2013 was $1.7 million.

Proteostasis

Elan made a $20.0 million equity investment in Proteostasis Therapeutics, Inc (Proteostasis) in May 2011, which represents approximately 22% of the equity of Proteostasis. The net loss recorded on the equity method investment in the third quarter of 2013 was $0.8 million.

Discontinued Operations

Net income from discontinued operations for the three and nine months ended September 30, 2013 and 2012 includes the following:

Three Months Ended September 30			Nine months Ended September 30
2012 US$m	2013 US$m		2012 US$m	2013 US$m
82.0	—	Tysabri	220.8	2,633.9
(12.6)	—	Prothena	(26.7)	(0.5)
—	—	EDT	(20.3)	43.2
69.4	—	Total	173.8	2,676.6

Tysabri

On April 2, 2013, Elan completed the asset purchase transaction with Biogen Idec, which was announced on February 6, 2013, whereby Elan transferred to Biogen Idec all Tysabri IP and other assets related to Tysabri (the Tysabri Transaction). In accordance with the terms of the Tysabri Transaction, the existing collaboration arrangements with Biogen Idec terminated and Biogen Idec paid an upfront payment of $3.25 billion to Elan and will pay continuing royalties on Tysabri in-market sales. The results of the Tysabri business for the period through April 2, 2013, the date the Tysabri transaction was completed, are presented as a discontinued operation, and the comparative amounts have been restated to reflect this classification. The net income from the Tysabri discontinued operation for the nine months ended September 30, 2013 of $2,633.9 million includes the after-tax gain on the disposal of the Tysabri business of $2,540.2 million.

Under the agreement, Elan received as revenue a 50% share of Tysabri profits for the month of April 2013, after which Elan will receive continuing royalties. The continuing royalties include a royalty of 12% of global net sales of Tysabri for 12 months from May 2013. Thereafter, Elan will earn a royalty of 18% of global net sales up to $2.0 billion each year, and a 25% royalty on global net sales above $2.0 billion. These receipts are recorded as revenue within continuing operations.

Prothena

On December 21, 2012, Elan announced the completion of the spin-off to shareholders of a substantial portion of its drug discovery business platform, which is referred to as the “Prothena business”, into a new, publicly traded company incorporated in Ireland named Prothena Corporation, plc (“Prothena”). Elan retains an 18% equity holding in Prothena which has been recognized as an available for sale investment.

The results of the Prothena business that are included in the Consolidated Income Statement for the three and nine months ended September 30, 2012 are presented as a discontinued operation.

Elan Drug Technologies

In September 2011, Alkermes plc and Elan completed the merger between Alkermes, Inc. and EDT, which combined to form Alkermes plc. In connection with the transaction, Elan received $500.0 million in cash and 31.9 million ordinary shares of Alkermes plc. Elan sold 76% (24.15 million ordinary shares) of its shareholding in Alkermes plc in March 2012 and received net proceeds of $380.9 million.

In February 2013, Elan sold the remaining 7.75 million ordinary shares of Alkermes plc. and received proceeds of $169.7 million and recognized a realized gain of $43.2 million.

The net loss from discontinued operations for the nine months ended September 30, 2012 includes a net loss on the Alkermes equity method investment of $7.2 million, and a net loss on the disposal of the Alkermes plc ordinary shares in March 2012 of $13.1 million.

About Elan

Elan is a biotechnology company, headquartered in Ireland, committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world. For additional information about Elan, please visit http://www.elan.com.

The Directors of Elan accept responsibility for the information contained in this announcement. To the best of their knowledge and belief (having taken all reasonable care to ensure such is the case); the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

Any holder of 1% or more of any class of relevant securities of Elan may have disclosure obligations under Rule 8.3 of the Irish Takeover Panel Act, 1997, Takeover Rules 2007 (as amended).

Forward-Looking Statements

This document contains forward-looking statements about Elan’s financial condition, results of operations, business prospects, Tysabri and products in development that involve substantial risks and uncertainties.  You can identify these statements by the fact that they use words such as “anticipate”, “estimate”, “project”, “target”, “intend”, “plan”, “will”, “believe”, “expect” and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or events.  On July 29, 2013 we announced that we had agreed to be acquired by Perrigo Company. There can be no assurance that the acquisition will be successfully consummated. Among the additional factors that could cause actual results to differ materially from those described or projected herein are the following: as our principal source of revenue is a royalty on sales of Tysabri, the potential of Tysabri, which may be severely constrained by increases in the incidence of serious adverse events (including death) associated with Tysabri (in particular, by increases in the incidence rate for cases of PML), or by competition from existing or new therapies (in particular, oral therapies), and the potential for the successful development and commercialization of products, whether internally or by acquisition, especially given the separation of the Prothena business which left us with no material pre-clinical research programs or capabilities; the success of our development activities, and research and development activities in which we retain an interest, including, in particular, the impact of the announced discontinuation of the development of bapineuzumab; failure to comply with anti-kickback, bribery and false claims laws in the United States, Europe and elsewhere; difficulties or delays in manufacturing and supply of Tysabri; trade buying patterns; the impact of potential biosimilar competition, the trend towards managed care and health care cost containment, including Medicare and Medicaid; legislation and other developments affecting pharmaceutical pricing and reimbursement, both domestically and internationally; failure to comply with Elan’s payment obligations under Medicaid and other governmental programs; exposure to product liability (including, in particular, with respect to Tysabri) and other types of lawsuits and legal defense costs and the risks of adverse decisions or settlements related to product liability, patent protection, securities class actions, governmental investigations and other legal proceedings; Elan’s ability to protect its patents and other intellectual property; claims and concerns that may arise regarding the safety or efficacy of Elan’s product candidates; interest rate and foreign currency exchange rate fluctuations and the risk of a partial or total collapse of the euro; governmental laws and regulations affecting domestic and foreign operations, including tax obligations; whether we are deemed to be an Investment Company or a Passive Foreign Investment Company; general changes in United States and International generally accepted accounting principles; growth in costs and expenses; and the impact of acquisitions, divestitures, restructurings, product withdrawals and other unusual items. A further list and description of these risks, uncertainties and other matters can be found in Elan’s Annual Report on Form 20-F, as amended, for the fiscal year ended December 31, 2012, and in its Reports of Foreign Issuer on Form 6-K filed with the SEC. Elan assumes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Appendix I

Unaudited Financial Information – Net Income/(Loss) and Adjusted EBITDA from Discontinued Operations for the three months ended September 30, 20121

	Tysabri	Prothena	EDT	Total
	US$m	US$m	US$m	US$m
Revenue	306.4	—	—	306.4
Cost of goods sold	166.5	—	—	166.5
Gross margin	139.9	—	—	139.9

Operating Expenses
Selling, general and administrative	23.8	0.3	—	24.1
Research and development	14.0	6.7	—	20.7
Net (gain)/loss on divestment of business	—	6.7	—	6.7
Other net gains	3.6	—	—	3.6
Total operating expenses	41.4	13.7	—	55.1
Operating income/(loss)	98.5	(13.7)	—	84.8

Net interest and investment gains	—	—	—	—
Net income/(loss) before tax	98.5	(13.7)	—	84.8
Provision for/(benefit from) income taxes	16.5	(1.1)	—	15.4
Net income/(loss)	82.0	(12.6)	—	69.4

Net income/(loss)	82.0	(12.6)	—	69.4
Net interest and investment gains and losses	—	—	—	—
Net (gain)/loss on divestment of business	—	6.7	—	6.7
Provision for/(benefit from) income taxes	16.5	(1.1)	—	15.4
Depreciation and amortization	3.2	—	—	3.2
Share-based compensation	0.9	0.6	—	1.5
Other net gains	3.6	—	—	3.6
Adjusted EBITDA	106.2	(6.4)	—	99.8

1	There were no gains, losses, income or charges related to the Tysabri, Prothena or EDT/Alkermes operations for the three months ended September 30, 2013.

Appendix II

Unaudited Financial Information – Net Income/(Loss) and Adjusted EBITDA from Discontinued Operations for the nine months ended September 30, 2012 and 2013

Nine months Ended September 30, 2012					Nine Months Ended September 30, 2013
Tysabri	Prothena	EDT	Total		Tysabri	Prothena	EDT	Total
US$m	US$m	US$m	US$m		US$m	US$m	US$m	US$m
883.0	—	—	883.0	Revenue	344.0	—	—	344.0
481.8	—	—	481.8	Cost of goods sold	186.8	—	—	186.8
401.2	—	—	401.2	Gross margin	157.2	—	—	157.2

				Operating Expenses
81.1	1.1	—	82.2	Selling, general and administrative	25.5	—	—	25.5
46.0	22.4	—	68.4	Research and development	15.4	—	—	15.4
—	6.7	—	6.7	Net (gain)/loss on divestment of business	(3,021.6)	0.5	—	(3,021.1)
3.6	—	—	3.6	Other net charges	3.7	—	—	3.7
130.7	30.2	—	160.9	Total operating expenses	(2,977.0)	0.5	—	(2,976.5)
270.5	(30.2)	—	240.3	Operating income/(loss)	3,134.2	(0.5)	—	3,133.7

—	—	20.3	20.3	Net interest and investment (gains)/losses	—	—	(43.2)	(43.2)
270.5	(30.2)	(20.3)	220.0	Net income/(loss) before tax	3,134.2	(0.5)	43.2	3,176.9
49.7	(3.5)	—	46.2	Provision for/(benefit from) income taxes	500.3	—	—	500.3
220.8	(26.7)	(20.3)	173.8	Net income/(loss)	2,633.9	(0.5)	43.2	2,676.6

Adjusted EBITDA Reconciliation Schedule
220.8	(26.7)	(20.3)	173.8	Net income/(loss)	2,633.9	(0.5)	43.2	2,676.6
—	—	20.3	20.3	Net interest and investment (gains)losses	—	—	(43.2)	(43.2)
—	6.7	—	6.7	Net (gain)/loss on divestment of business	(3,021.6)	0.5	—	(3,021.1)
49.7	(3.5)	—	46.2	Provision for/(benefit from) income taxes	500.3	—	—	500.3
9.6	0.5	—	10.1	Depreciation and amortization	0.1	—	—	0.1
2.9	5.8	—	8.7	Share-based compensation	0.5	—	—	0.5
3.6	—	—	3.6	Other net charges	3.7	—	—	3.7
286.6	(17.2)	—	269.4	Adjusted EBITDA	116.9	—	—	116.9